UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)*



                  International Monetary Systems, Ltd.
                            (Name of Issuer)

                     Common Stock, par value $0.0001
                     (Title of Class of Securities)

                               46004U102
                            (CUSIP Number)

                   Praetorian Capital Management LLC
                       407 Lincoln Road, Suite 9L
                         Miami Beach, FL  33139
                              305-534-8210
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                               May 11, 2006
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 7 Pages






CUSIP No. 46004U102               13D                Page 2 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Capital Management LLC (See Item 2(A))


   I.R.S. Identification Nos. of above persons (entities only).
     13-4223355
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)               AF

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Delaware
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               13,858,000 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         13,858,000 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    13,858,000 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  24.9%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         IA
______________________________________________________________________




CUSIP No. 46004U102               13D                Page 3 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Offshore Ltd. (See Item 2(A))

   I.R.S. Identification Nos. of above persons (entities only).
     98-0465606
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)                WC

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Cayman Islands
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               13,858,000 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         13,858,000 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    13,858,000 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  24.9%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         OO
______________________________________________________________________





CUSIP No.  46004U102              13D                Page 4 of 7 Pages
______________________________________________________________________
Item 1. Security and Issuer
This Schedule 13D relates to the common stick, par value $0.0001 per share (the "Common Stock") of International Monetary Systems, Ltd. (the "Issuer"). The Issuer's principal executive offices are located at 16901 W. Glendale Drive, New Berlin, WI 53151.


Item 2. Identity and Background
(a) This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. (the "Fund"), a Cayman Islands exempted company (collectively, the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer.

(b) The address of the business office of the Reporting Person is Praetorian Capital Management LLC, 407 Lincoln Road, Suite 9-L, Miami Beach, FL 33139.

(c) The principal business of the Management Company is to provide investment advisory services. The Management Company is registered as an Investment Advisor in the state of Florida, and has applied to the SEC to become registered as an Investment Advisor under Section 203 of the Investment Advisors Act of 1940. The principal business of the Fund is to serve as an investment fund under the direction of the Management Company.

(d) During the last five years, neither the Management Company nor the Fund has been convicted in a criminal proceeding.

(e) During the last five years, neither the Management Company nor the Fund has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Management Company is a Delaware limited liability company. The Fund is a Cayman Islands exempted company.


Item 3. Source and Amount of Funds or Other Consideration
As of May 11, 2006, the aggregate purchase price for 10,358,000 shares (see Item 5 (a)) of the Issuer's Common Stock purchased by the Fund was $4,227,314. The source of funding for the purchase of these shares was the Fund's working capital.













CUSIP No.  46004U102              13D                Page 5 of 7 Pages
______________________________________________________________________
Item 4. Purpose of Transaction
The Reporting Person acquired the Common Stock of the Issuer for investment in the ordinary course of business because it believes the shares represent an attractive investment opportunity.

The Reporting Person expects to acquire additional Common Stock via open-market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

The Reporting Person has no current expectation of attempting to influence management of the Issuer regarding its business plans, business processes, or directors or management personnel. The Reporting Person's purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. While the Reporting Person expects to be in periodic contact with the Issuer's management personnel, the Reporting Person is in full agreement with the Issuer's business plan.


Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Person is the beneficial owner of 13,858,000 shares of Common Stock, representing approximately 24.9% of the Issuer's outstanding Common Stock. As required under the SEC's regulations, those values include 3,500,000 shares of Common Stock which may be acquired under a warrant purchase agreement between the Issuer and the Reporting Person. All percentages set forth in this
Schedule 13D are based on the Issuer's statements to the Reporting Person. The number of shares outstanding after the Reporting Person's purchase of 7,000,000 shares on May 11, 2006, via a private placement, totals 52,177,769. If the warrants were exercised, the total number of shares outstanding would be 55,677,769, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The shares that may be acquired under the warrant agreement have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 10,358,000, which represents 19.9% of the 52,177,769 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrant).

(b)  See Item 2(a).

(c) The following table sets forth all transactions by the Reporting Person with respect to the Common Stock of the Issuer.

                              No. of
                              Shares      Price
Reporting               Buy/  Purchased   per
Person      Trade Date  Sell  (Sold)      share       How effected
Fund        3/3/2006    Buy   7,520       $0.264      Open Market
Fund        3/7/2006    Buy   15,000      $0.276      Open Market
Fund        3/8/2006    Buy   55,000      $0.278      Open Market
Fund        3/9/2006    Buy   25,000      $0.275      Open Market
Fund        3/9/2006    Buy   10,000      $0.285      Open Market
Fund        3/10/2006   Buy   44,000      $0.278      Open Market
Fund        3/10/2006   Buy   5,000       $0.282      Open Market


CUSIP No.  46004U102              13D                Page 6 of 7 Pages
______________________________________________________________________
Item 5 (c)-Continued

                              No. of
                              Shares      Price
Reporting               Buy/  Purchased   per
Person      Trade Date  Sell  (Sold)      share       How effected
Fund        3/10/2006   Buy    80         $0.279      Open Market
Fund        3/13/2006   Buy    8,000      $0.300      Open Market
Fund        3/14/2006   Buy    20,000     $0.322      Open Market
Fund        3/15/2006   Buy    9,000      $0.342      Open Market
Fund        3/15/2006   Buy    50,000     $0.344      Open Market
Fund        3/15/2006   Buy    2,400      $0.353      Open Market
Fund        3/15/2006   Buy    5,000      $0.325      Open Market
Fund        3/16/2006   Buy    10,000     $0.330      Open Market
Fund        3/17/2006   Buy    1,000      $0.362      Open Market
Fund        3/17/2006   Buy    38,000     $0.355      Open Market
Fund        3/20/2006   Buy    10,000     $0.365      Open Market
Fund        3/21/2006   Buy    10,000     $0.342      Open Market
Fund        3/21/2006   Buy    45,000     $0.332      Open Market
Fund        3/21/2006   Buy    10,000     $0.342      Open Market
Fund        3/21/2006   Buy    8,600      $0.332      Open Market
Fund        3/21/2006   Buy    5,000      $0.352      Open Market
Fund        3/21/2006   Buy    5,000      $0.325      Open Market
Fund        3/22/2006   Buy    1,400      $0.343      Open Market
Fund        3/23/2006   Buy    5,000      $0.322      Open Market
Fund        3/23/2006   Buy    30,000     $0.320      Open Market
Fund        3/24/2006   Buy    4,400      $0.335      Open Market
Fund        3/27/2006   Buy    3,200      $0.332      Open Market
Fund        3/27/2006   Buy    3,000      $0.332      Open Market
Fund        3/27/2006   Buy    2,600      $0.335      Open Market
Fund        3/28/2006   Buy    8,800      $0.332      Open Market
Fund        3/28/2006   Buy    10,000     $0.332      Open Market
Fund        3/30/2006   Buy    300        $0.305      Open Market
Fund        3/31/2006   Buy    30,500     $0.325      Open Market
Fund        3/31/2006   Sell   (5,000)    $0.314      Open Market
Fund        3/31/2006   Sell   (5,000)    $0.325      Open Market
Fund        4/3/2006    Buy    10,000     $0.325      Open Market
Fund        4/4/2006    Buy    10,000     $0.335      Open Market
Fund        4/4/2006    Buy    5,000      $0.369      Open Market
Fund        4/5/2006    Buy    500        $0.335      Open Market
Fund        4/6/2006    Buy    1,700      $0.365      Open Market
Fund        4/6/2006    Buy    5,000      $0.365      Open Market
Fund        4/7/2006    Buy    5,000      $0.404      Open Market
Fund        4/11/2006   Buy    2,700,000  $0.370      Private Placement
Fund        4/17/2006   Buy    7,800      $0.372      Open Market
Fund        4/17/2006   Buy    2,200      $0.362      Open Market
Fund        4/17/2006   Buy    6,000      $0.352      Open Market
Fund        4/17/2006   Buy    4,000      $0.372      Open Market
Fund        4/17/2006   Buy    10,000     $0.365      Open Market
Fund        4/17/2006   Buy    5,000      $0.362      Open Market
Fund        4/17/2006   Buy    4,000      $0.372      Open Market
Fund        4/17/2006   Buy    3,000      $0.372      Open Market
Fund        4/17/2006   Buy    3,000      $0.372      Open Market
Fund        4/19/2006   Buy    14,000     $0.368      Open Market
Fund        4/19/2006   Buy    1,000      $0.369      Open Market
Fund        4/27/2006   Buy    30,000     $0.382      Open Market
Fund        4/27/2006   Buy    5,000      $0.369      Open Market
Fund        4/28/2006   Buy    29,000     $0.369      Open Market



CUSIP No.  46004U102              13D                Page 7 of 7 Pages
______________________________________________________________________
Item 5 (c)-Continued

                              No. of
                              Shares      Price
Reporting               Buy/  Purchased   per
Person      Trade Date  Sell  (Sold)      share       How effected
Fund        4/28/2006   Sell  (1,000)     $0.375      Open Market
Fund        4/28/2006   Sell  (5,000)     $0.325      Open Market
Fund        4/28/2006   Sell  (5,000)     $0.365      Open Market
Fund        5/1/2006    Buy   5,000       $0.385      Open Market
Fund        5/11/2006   Buy   15,000      $0.585      Open Market
Fund        5/11/2006   Buy   7,000,000   $0.429      Private Placement

(d)  Not Applicable

(e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None


Item 7. Material to Be Filed as Exhibits
None


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2006
_________________________________
Date


/s/ Harris B. Kupperman
_________________________________
Signature

Harris B. Kupperman
President, Praetorian Capital Management LLC
Director, Praetorian Offshore Ltd.
_________________________________
Name/Title








Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)